QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 12, 2002

Registration No. 333-80925

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2
TO
FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

STATION CASINOS, INC.
(Exact name of registrant as specified in its charter)

Nevada	88-136443
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2411 West Sahara Avenue, Las Vegas, Nevada	89102
(Address of Principal Executive Offices)	(Zip Code)

STATION CASINOS, INC.
STOCK COMPENSATION PROGRAM
(Full Title of Plan)

GLENN C. CHRISTENSON
Station Casinos, Inc.
2411 West Sahara Avenue
Las Vegas, Nevada 89102
(Name and Address of Agent For Service)

(702) 367-2411
(Telephone Number, Including Area Code, of Agent For Service)

Copy to:

KENNETH J. BARONSKY, ESQ.
Milbank, Tweed, Hadley & McCloy LLP
601 South Figueroa Street, 30th Floor
Los Angeles, California 90017
(213) 892-4000

The Registration Fee previously calculated and paid in connection with Form S-8 filed on June 2, 1993.

EXPLANATORY NOTE

        This Post-Effective Amendment No. 2 on Form S-8 is being filed to amend the Form S-8 filed by Station Casinos, Inc. on June 2, 1993, as amended on September 13, 1996, June 17, 1999 and May 16, 2001, in connection with its Stock Compensation Program. This Amendment is being filed to update the reoffer prospectus prepared in accordance with the requirements of Part I of Form S-3 as well as to update information in Part II.

REOFFER PROSPECTUS

STATION CASINOS, INC.

6,426,934 Shares of Common Stock
($0.01 par value per share)

        The stockholders listed on page 7 intend to sell 6,426,934 shares of common stock.

        Our common shares are traded on the New York Stock Exchange under the symbol STN. On June 11, 2002 the closing price of our common shares as reported on the New York Stock Exchange was $17.64 per share. Our principal executive offices are located at 2411 West Sahara Avenue, Las Vegas, Nevada 89102, and our telephone number is (702) 367-2411.

THIS INVESTMENT INVOLVES RISK.
SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

Neither the SEC nor any state securities commission has approved or disapproved these shares, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. None of the Nevada Gaming Commission, the Nevada Gaming Control Board or any other gaming authority has approved or disapproved of these shares or passed upon the adequacy or accuracy of this prospectus.

The date of the this prospectus is June 10, 2002

        You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. Neither Station Casinos, Inc. nor any of the selling stockholders has authorized any other person to provide you with information different from that contained in this prospectus.

        The shares of common stock are not being offered in any jurisdiction where the offer is not permitted.

        Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

        The information contained in this prospectus is correct only as of the date on the cover, regardless of the date this prospectus was delivered to you or the date on which you acquired any of the shares.

        This prospectus includes and incorporates by reference forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us and our subsidiaries, including, among other things, factors discussed in our filings with the SEC and the following:

  •
  financial market risks;

  •
  the ability to maintain existing management;

  •
  integration of acquisitions;

  •
  competition within the gaming industry;

  •
  the cyclical nature of the hotel and gaming businesses;

  •
  economic conditions;

  •
  development and construction risks; and

  •
  regulatory matters and litigation.

        We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

RISK FACTORS

        You should carefully consider the following factors and the other information in this prospectus before making an investment in the shares.

THE GAMING INDUSTRY IS A HIGHLY COMPETITIVE INDUSTRY

        There is intense competition among companies in the gaming industry. We have numerous competitors, including land-based casinos, dockside casinos, riverboat casinos, casinos located on Indian reservations and other forms of legalized gaming. Many of our competitors have greater resources than we do. Certain states have recently legalized, and several other states are currently considering legalizing, casino gaming in designated areas. Legalized casino gaming in these states and on Indian reservations will increase competition and could adversely affect our operations, particularly to the extent that such gaming is conducted in areas close to our operations. Proposition 1A, a California ballot initiative passed by voters in California in March 2000, permits Indian tribes who enter into agreements with the State of California to conduct gaming activities including slot machines, banking and percentage card games (including 21), and lottery games. There are currently nearly 60 California Indian tribes that have entered into agreements with the State of California. We are not certain how gaming on California Indian reservations will affect us; however, because visitors from California make up Nevada's largest visitor market, increased competition from Indian gaming may cause a decline in our revenues and may have a negative impact on our business.

        Our properties face more direct competition from 36 nonrestricted gaming locations primarily targeted to the local and the repeat visitor markets. Some of these competitors have completed expansions and existing competitors and new entrants into these markets are in the planning stages or under construction on other projects. Although we have competed strongly in these marketplaces, there can be no assurance that additional capacity will not have a negative impact on us.

        Our casino properties face competition from all other casinos and hotels in the Las Vegas area, including to some degree, from each other. In addition, our casino properties face competition from all smaller nonrestricted gaming locations and restricted gaming locations (locations with 15 or fewer slot machines) in the greater Las Vegas area. As of December 31, 2001, there were 1,347 restricted gaming locations with a total of 13,285 slot machines in the Las Vegas area. Major additions, expansions or enhancements of existing properties or the construction of new properties by competitors, could also have a material adverse effect on the businesses of the casino properties. The additional capacity has had little, if any, impact on our properties' hotel occupancy or casino volume to date, although there can be no assurance our hotel occupancy or casino volume will not be adversely affected in the future.

        To a lesser extent, our operations compete with gaming operations in other parts of the state of Nevada, such as Reno, Laughlin and Lake Tahoe, riverboat gaming markets in the Midwest and South, facilities in Atlantic City, New Jersey, casinos located on Indian reservations and other parts of the world and with state-sponsored lotteries, on-and-off-track pari-mutuel wagering, card parlors and other forms of legalized gambling.

        In 1997, the Nevada legislature enacted Senate Bill 208. This legislation identified certain gaming enterprise districts and classifications of real property wherein gaming development would be permitted throughout the Las Vegas valley. We believe the growth in gaming supply in the Las Vegas locals' market has been, and will continue to be, limited by the provisions of Senate Bill 208.

WE MAY EXPERIENCE DIFFICULTY MANAGING OUR OVERALL GROWTH

        Because we continually pursue expansion and acquisition opportunities, we face significant challenges not only in managing and integrating all of our current operations, but also in managing our expansion projects and any other gaming operations we may acquire in the future. Management of these new projects will require increased managerial resources, and we intend to continue our efforts to enhance our gaming management team. However, there can be no assurances that we will succeed in doing so. Failure to manage our growth effectively could have a material adverse effect on our operating results.

DEPENDENCE ON KEY MARKETS

        Our operating strategy emphasizes attracting and retaining customers from the local and repeat visitor market. All of our casino properties are dependent upon attracting Las Vegas residents. We cannot be sure that we will be able to continue to attract a sufficient number of guests, gaming customers and other visitors in Nevada to make our operations profitable.

OTHER ACQUISITION AND DEVELOPMENT OPPORTUNITIES

        We regularly evaluate and pursue new gaming acquisition and development opportunities in existing and emerging jurisdictions. These opportunities have in the past, and may in the future, take the form of joint ventures. To the extent that we decide to pursue any new gaming acquisition or development opportunities, our ability to benefit from such investments will depend upon a number of factors, including:

  •
  our ability to identify and acquire attractive acquisition opportunities and development sites;

  •
  our ability to secure required federal, state and local licenses, permits and approvals, which in some jurisdictions, are limited in number;

  •
  certain political factors;

  •
  the availability of adequate financing on acceptable terms (including waivers of restrictions existing credit arrangements); and

  •
  our ability to identify and develop satisfactory relationships with joint venture partners.

        Most of these factors are beyond our control. Therefore, we cannot be sure that we will be able to recover our investment in any new gaming development opportunities or acquired facilities, or successfully expand to additional locations.

        We have invested, and will likely continue to invest, in real property in connection with the pursuit of expansion opportunities. At March 31, 2002, we had $96.0 million of land held for development that consists primarily of four gaming sites in the Las Vegas valley that are owned or leased, which comprise 151 acres. In addition, we have options to purchase a total of 66 acres adjacent to two of the sites.

        These investments are subject to the risks generally incident to the ownership of real property, including:

  •
  changes in economic conditions;

  •
  environmental risks;

  •
  governmental rules and fiscal policies; and

  •
  other circumstances over which we may have little or no control.

        The development of such properties is also subject to restrictions under our revolving credit facility. We cannot be sure that we will be able to recover our investment in any such properties or be able to prevent incurring investment losses.

GAMING AND LIQUOR REGULATION

        The ownership and operation of casino gaming facilities are subject to extensive state and local regulation. The state of Nevada and the local authorities require us to hold various licenses, findings of suitability, registrations, permits and approvals. The Nevada Gaming Commission may, among other things, limit, condition, suspend or revoke a license or approval to own the stock of any of our Nevada subsidiaries for any cause deemed reasonable by such licensing authority. We are responsible for acts of our employees on the premises. Substantial fines or forfeiture of assets for violations of gaming laws or regulations may be levied against us, our subsidiaries and the persons involved. The suspension or revocation of any of our licenses or the levy on us of substantial fines or forfeiture of assets would have a material adverse effect on our business.

        To date, we have obtained all governmental licenses, findings of suitability, registrations, permits and approvals necessary for the operation of our gaming activities. Gaming licenses and related approvals are deemed to be privileges under Nevada law, and we cannot be sure that any new licenses, findings of suitability, registrations, permits and approvals that may be required in the future will be given or that existing ones will not be revoked. Any expansion of our gaming operations in Nevada or into new jurisdictions will require various licenses, findings of suitability, registrations, permits and approvals of the gaming authorities. The approval process can be time consuming and costly and has no assurance of success.

        Gaming authorities have the authority generally to require that any beneficial owner of our securities file an application and be investigated for a finding of suitability. If a record or beneficial owner of our securities is required by any gaming authority to be found suitable, such owner will be required to apply for a finding of suitability within 30 days after request of such gaming authority or within such earlier time prescribed by such gaming authority. The applicant for a finding of suitability must pay all costs of the investigation for such finding of suitability.

THE MARKET PRICE OF OUR COMMON STOCK MAY BE VOLATILE

        The trading price of our common stock could be subject to wide fluctuations in response to a number of factors, including the following:

  •
  quarterly variations on our operating results;

  •
  actual or anticipated announcements of new openings of locations, products or services by us or other business partners or competitors;

  •
  announcements of innovations by us or our competitors;

  •
  investor perception of our business prospects or the gaming industry in general;

  •
  changes in analysts' estimates of our financial performance;

  •
  general conditions in the markets in which we compete; and

  •
  worldwide economic and financial conditions.

        The stock market has also experienced extreme price and volume fluctuations that have affected the market prices for many rapidly expanding companies. These fluctuations often have been unrelated to the operating performance of those companies. Broad market fluctuations and other factors may adversely affect the market price of our common stock. If the market price of our common stock experiences significant market volatility, some stockholders may file a class action lawsuit. We could incur substantial legal costs and our management's attention could be diverted to defend this type of litigation, even if we are ultimately successful in our defense. Declines in the market price of our common stock also could adversely affect employee morale, our ability to attract and retain qualified employees and our access to additional capital. All of these factors could materially and adversely affect our business, operating results and financial condition.

USE OF PROCEEDS

        We will not receive any of the proceeds from the offering hereunder. All expenses of registration incurred in connection with this offering are being borne us, but all selling and other expenses incurred by the individual selling stockholders will be borne by such selling stockholders.

SELLING STOCKHOLDERS

        The table below describes the amount of common stock owned by the selling stockholders on May 31, 2002 and the number of shares of common stock the selling stockholders are selling under this prospectus.

SELLING STOCKHOLDER	SHARES OWNED PRIOR TO OFFERING(2)(3)	SHARES OFFERED HEREBY	SHARES OWNED AFTER CLOSING(1)	PERCENTAGE OF SHARES OWNED AFTER CLOSING(1)
Frank J. Fertitta III	9,861,317	3,591,040	6,270,277	10.78%
Blake L. Sartini(4)	6,422,191	1,221,844	5,200,347	8.94%
Delise F. Sartini(4)	4,957,368	21,940	4,935,428	8.48%
Lorenzo J. Fertitta	6,018,487	388,500	5,629,987	9.68%
Glenn C. Christenson(5)	990,509	628,778	361,731	0.62%
Scott M Nielson(6)	874,326	574,832	299,494	0.51%

(1)
Based on shares of common stock outstanding as of May 31, 2002.

(2)
Of the total number of shares reported in this table, the following are the approximate number of vested options beneficially owned by each individual in the table: Frank J. Fertitta III 3,523,540; Blake L. Sartini 1,199,344; Delise F. Sartini 21,940; Lorenzo J. Fertitta 373,500; Glenn C. Christenson 606,278 and Scott M Nielson 557,832.

(3)
Unless otherwise indicated in the footnotes to this table and subject to the community property laws where applicable, each of the stockholders named in this table has sole voting and investment power with respect to the shares shown as beneficially owned.

(4)
Reflects beneficial ownership shared by Blake and Delise Sartini. Blake and Delise Sartini do not, however, share beneficial ownership of the vested options reflected in note (2), restricted stock granted to Mr. Sartini and shares of stock owned by family trusts of which Delise Sartini is trustee and thus have different total ownership figures.

(5)
Includes 108,685 shares owned by Mr. Christenson who shares voting and investment power with his wife.

(6)
Includes 75,448 shares owned by Mr. Nielson who shares voting and investment power with his wife and 300 shares in which his wife has sole voting and investment power.

PLAN OF DISTRIBUTION

        The shares of common stock covered by this prospectus are being registered by us for the account of the selling stockholders.

        The selling stockholders may sell the shares of common stock covered by this prospectus, and options related thereto, in one or more transactions (which may involve one or more block transactions) on the New York Stock Exchange, in sales occurring in the public market off such system, in privately negotiated transactions or in a combination of such transactions. Each such sale may be made either at market prices prevailing at the time of such sale or at negotiated prices. The selling stockholders may sell some or all of the shares, or options related to such shares, in transactions involving broker-dealers, who may act as agent or acquire the shares as principal. Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholders (and, if they act as agent for the purchaser of such shares, from such purchaser). The registered stockholders will pay usual and customary brokerage fees. Broker-dealers may agree with the registered stockholders to sell a specified number of shares at a stipulated price per share and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principals any unsold shares at the price required to fulfill the respective broker-dealer's commitment to the selling stockholders. Broker-dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions.

        To our knowledge, there is currently no agreement with any broker or dealer respecting the sale of the shares offered hereby. Upon the sale of any such shares, the selling stockholders or anyone effecting sales on behalf of the selling stockholders may be deemed an underwriter, as that term is defined under the 1933 Act. We will pay all expenses of preparing and reproducing this prospectus, but will not receive the proceeds from sales by the selling stockholders.

        We are bearing all costs relating to the registration of the shares. Any commissions or other fees payable to broker-dealers in connection with any sale of the shares will be borne by the registered stockholders or other party selling such shares. In order to comply with certain states' securities laws, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the shares may not be sold unless the shares have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.

AVAILABLE INFORMATION

        We have filed a registration statement, of which this prospectus is a part, and related exhibits with the SEC pursuant to the Securities Act. The registration statement contains additional information about Station Casinos, Inc., and our common stock.

        We also file annual, quarterly and special reports and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Our Internet address is http://www.stationcasinos.com.

INCORPORATION BY REFERENCE

        The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus may update documents previously filed with the SEC, and later information that we file with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering:

(1)
Our latest Annual Report on Form 10-K for the year ended December 31, 2001;

(2)
Our latest Quarterly Report on Form 10-Q for the quarter ended March 31, 2002;

(3)
Our Definitive Proxy Statement on Schedule 14A dated April 8, 2002;

(4)
Our Current Reports on Form 8-K dated March 15, 2002, April 19, 2002 and May 22, 2002; and

(5)
The description of our common stock, which is registered under section 12 of the Exchange Act, contained in our registration statement on Form S-1, including any amendment or report filed for the purpose of updating such description.

        All reports and documents filed by us pursuant to section 13, 14 or 15(d) of the Exchange Act, after the date of this prospectus will become a part of this prospectus. Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.

        You may request free copies of any of the documents incorporated by reference into the prospectus that are not delivered with the prospectus by writing or telephoning us at the following address:

  Station Casinos, Inc.
  2411 West Sahara Avenue
  Las Vegas, Nevada 89102
  Attention: Secretary
  (702) 367-2411

SIGNATURES

        Pursuant to the requirement of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing of Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on this 10th day of June, 2002.

STATION CASINOS, INC.

By:	/s/ FRANK J. FERTITTA III Frank J. Fertitta III Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Glenn C. Christenson, his or her attorney-in-fact and agent, with the power of substitution and resubstitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any amendments to this Registration Statement on Form S-8, and to file such amendments, together with exhibits and other documents in connection therewith, with the Securities and Exchange Commission, granting to the attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as he or she might or could do in person, and ratifying and confirming all that the attorney-in-fact and agent, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ FRANK J. FERTITTA III Frank J. Fertitta III	Chairman Of the Board and Chief Executive Officer (Principal Executive Officer)	June 10, 2002
/s/ LORENZO J. FERTITTA Lorenzo J. Fertitta	President and Director	June 10, 2002
/s/ GLENN C. CHRISTENSON Glenn C. Christenson	Executive Vice President, Chief Financial Officer, Chief Administrative Officer, Treasurer and Director (Principal Financial and Accounting Officer)	June 10, 2002
/s/ BLAKE L. SARTINI Blake L. Sartini	Director	June 10, 2002
Timothy N. Poster	Director	June , 2002
Lowell H. Lebermann, Jr.	Director	June , 2002
/s/ DELISE F. SARTINI Delise F. Sartini	Director	June 10, 2002
James E. Nave	Director	June , 2002

II-1

QuickLinks

POST–EFFECTIVE AMENDMENT NO. 2 TO FORM S–8
EXPLANATORY NOTE
REOFFER PROSPECTUS
TABLE OF CONTENTS
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
AVAILABLE INFORMATION
INCORPORATION BY REFERENCE
SIGNATURES
POWER OF ATTORNEY